Exhibit 99.2

Lijnden, January 17, 2021

The new name and governance of Stellantis take effect

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announced today that, following completion of the merger of Peugeot S.A. (“Groupe PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) on January 16, 2021, today the combined company was renamed Stellantis, the Board of Directors of Stellantis was appointed, and Stellantis’s Articles of Association became effective.

As previously announced, the Board of Directors of Stellantis is composed of two executive directors, John Elkann (Chairman) and Carlos Tavares (Chief Executive Officer), and the following nine non-executive directors, Robert Peugeot (Vice Chairman), Henri de Castries (Senior Independent Director, acting as the voorzitter under Dutch law), Andrea Agnelli, Fiona Clare Cicconi, Nicolas Dufourcq, Ann Frances Godbehere, Wan Ling Martello, Jacques de Saint-Exupéry, and Kevin Scott.

In addition, the Board of Directors of Stellantis appointed today an Audit Committee, a Remuneration Committee and a Governance and Sustainability Committee with the following compositions. Audit Committee: Ann Godbehere (chairperson), Wan Ling Martello and Henri De Castries. Remuneration Committee: Wan Ling Martello (chairperson), Andrea Agnelli, Henri De Castries, Fiona Cicconi and Robert Peugeot. Governance and Sustainability Committee: Henri De Castries (chairperson), Andrea Agnelli, Fiona Cicconi, Nicolas Dufourcq and Kevin Scott.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of the combined group (the “Group”) resulting from the merger of FCA and Groupe PSA as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Groupe PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission, (including the registration statement on Form F-4 that was declared effective by the SEC on November 20, 2020) the AFM and CONSOB and PSA’s filings with the AMF.